OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2016

(UNAUDITED)

- INTERIM FINANCIALS -

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS

`

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
MARCH 31, 2016
(UNAUDITED)

ASSETS

Cash and Cash Equivalents	$	4,676,120
Loan Receivables, Net	$	2,587,364
Other Current Assets	$	275,340
OTHER ASSETS	$	218,049
PROPERTY AND EQUIPMENT, Net	$	58,386
Deposits	$	10,389
TOTAL ASSETS	**$**	**7,825,647**

LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES

Accounts payable	$	22,613
Guaranteed Deposits	$	432,494
LOANS		
Loans Payable	$	51,295
Credit Line	$	357,156
MFLP Program	$	4,776,750
Investment Certificates - Regulation A.	$	1,315,189
ACCRUED INTEREST		
Accrued Interest - Loans Payable	$	24,384
Accrued Interest - Investment Certificates	$	11,798
Diferred Income	$	36,851
Total Liabilities	$	7,028,529

MEMBERS' CAPITAL

MEMBERS' CAPITAL	$	797,118
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**7,825,647**

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2016
(UNAUDITED)

REVENUE

Commission Income	$ 63,361	
Interest Income	$ 78,904	
Income - FY2015	$ 127,050	
Other Income	$ 4,119	
Total Income		$ 273,434

OPERATING EXPENSES

Amortization	$ 23,642	
Advertising	$ 7,898	
Depreciation	$ 3,581	
Interest	$ 34,612	
Legal and Professional Fees	$ 26,505	
Rent	$ 12,238	
Salaries and Related Expenses	$ 130,485	
Other Operating Expenses	$ 12,046	
Total Operating Expenses		$ 251,008
NET INCOME		**$ 22,426**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE PERIOD ENDED MARCH 31, 2016
(UNAUDITED)

	Membership Interest	Accumulated Deficit	Total Members' Capital
Balance - January 1, 2016	$ 4,150,000	$ (3,375,308)	$ 774,692
Member Contributions			
Net Income		$ 22,426	$ 22,426
Balance - March 31, 2016	$ 4,150,000	$ (3,352,882)	$ 797,118


OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2016
(UNAUDITED)


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	22,426
Adjustments to reconcile Net Income		
to net cash (used in) provided by operations:		
Depreciation	$	3,581
Amortization	$	23,642
Changes in Operating assets and liabilities:		
Loan Receivables	$	(77,788)
Allowance for Loan Losses	$	-
Other Current Assets	$	(25,620)
Other Assets	$	(27,081)
Accounts Payable	$	10,896
Net cash and cash equivalents (used in) provided by Operating Activities	**$**	**(69,944)**

CASH FLOWS FROM INVESTING ACTIVITIES

Property and Equipment	$	-
Net cash and cash equivalents (used in) provided by Investing Activities	**$**	**-**

CASH FLOWS FROM FINANCING ACTIVITIES

Guaranteed Deposits	$	12,426
Loans Payable	$	(6,000)
Credit Line	$	(608,264)
Loan Payable - MFLP Program	$	-
Investment Certificates - Reg. A	$	(28,990)
Accrued Interest - Loan Payable	$	6,753
Accrued Interest - Investment Certificate	$	(3,857)
CDFI Award FY2015	$	650,000
Deferred Income	$	(131,289)
Net cash and cash equivalents (used in) provided by Financing Activities	**$**	**(109,220)**

Net Increase (decrease) in cash and cash equivalents for period	**$**	**(179,164)**
Cash and cash equivalents at beginning of period	**$**	**4,855,284**
Cash and cash equivalents at end of period	**$**	**4,676,120**